UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2014

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments to Present at Canaccord Genuity 34th Annual Growth Conference”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Nova Measuring Instruments to Present at Canaccord Genuity
34th Annual Growth Conference

-- Management to Present on August 14th, 2014 at 10:30 a.m. ET --

REHOVOT, Israel, August 5, 2014 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of optical metrology solutions for advanced process control used in semiconductor manufacturing, announced today that Mr. Dror David, chief financial officer, will present at the Canaccord Genuity 34th Annual Growth Conference on August 14th, 2014.

Mr. David will present at the Canaccord Genuity 34th Annual Growth Conference at 10:30 a.m. ET, on August 14th, 2014 in the London Room. The conference will be held on August 13-14, 2014 at the Intercontinental Boston Hotel, 510 Atlantic Ave, Boston, Massachusetts. Mr. David will be available during the conference, August 13th-14th, for one-on-one meetings. Please contact your Canaccord Genuity representative to schedule a meeting. Investors and other interested parties may access the live presentation at http://wsw.com/webcast/canaccord14/nvmi. This webcast will be archived for 90 days following the live presentation.

About Nova: Nova Measuring Instrument Ltd. delivers continuous innovation by providing advanced optical metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.